Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858

May 24, 2013	direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatricktownsend.com

VIA EDGAR

Mr. Marc Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Northeast Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 12, 2013

File No. 000-51852

Dear Mr. Thomas:

On behalf of Northeast Community Bancorp, Inc. (the “Company”), below please find the Company’s responses to comments received by letter dated May 3, 2013. To aid in your review, we have repeated the comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

Comment No. 1:

We note that the company recognized an impairment loss on goodwill of $227,000 in 2012 as a result of the company’s annual evaluation of the goodwill in connection with the Hayden Financial Group acquisition in 2007. You state that the impairment was caused primarily by the expected decrease in other revenue from this division resulting from a reduction in personnel. Please provide us with your fourth quarter 2012 goodwill impairment analysis and any additional clarifying information so that we may understand the details relating to the partial impairment recorded and the basis for not recording any additional impairments. Your future filings should include a similar type discussion.

Atlanta  Augusta  Charlotte  Denver  los angeles  New York  Raleigh  San Diego  San Francisco

Seattle  Shanghai  Silicon Valley  Stockholm  Tokyo  Walnut Creek  Washington  Winston- Salem

Mr. Marc Thomas

May 24, 2013

Response to Comment No. 1:

A copy of the Company’s summary of the goodwill impairment analysis for period ending December 31, 2012, as prepared by a third-party consulting firm, is provided to the Staff supplementally. As set forth in the summary, the fair value of the reporting unit, Hayden Financial Group (“HFG”) was assessed on an investment value approach using the present value of its expected cash flows. The resulting fair value was then compared to the carrying amount of goodwill. As a result, the Company determined that the fair value of HFG was less than the carrying amount of the goodwill and recorded a $227,000 impairment of the goodwill. The 2012 impairment was the result of a reduction in expected cash flow from HFG resulting from the departure of two employees, one of which had generated significant other commission income from sales of insurance and annuity products. The Company expects future commission income to decline 50% from prior levels and resulted in lower expected cash flows and therefore, a lower fair value. The Company will include a similar type discussion in its future annual and quarterly reports filed with the SEC. We note also Note 1 to the financial statements (page F-14 of the Annual Report on Form 10-K) includes a description of this impairment analysis consistent with the description set forth above.

However, the Company recently determined that its 2012 impairment analysis was incomplete as it did not consider an identifiable intangible asset when assigning the fair value of HFG as required by ASC 350-20-35-14. Upon consideration of this intangible asset, an additional $334,000 impairment of goodwill was identified ($197,000 after taxes). The Company does not consider the after-tax effect of $197,000 to be material to its financial statements taken as a whole.  While it represents an increase of 7.8% to the our 2012 net loss, it only represents 0.19% of our capital.  In addition, the additional impairment has no effect on our regulatory capital ratios.  The adjustment will be reflected in future Company filings.

Risk Management

Credit Risk Management, pages 44-45

Comment No. 2:

We note your disclosure that the bank has entered into short-term restructuring agreements with various borrowers and has eleven restructured mortgage loans totaling $13.4 million at December 31, 2012. Please provide us with the following as it relates to these loan modifications:

•	Describe the key features of these short-term restructuring agreements, including a description of the significant terms modified and the typical length of each of the modified terms;

Mr. Marc Thomas

May 24, 2013

•	Tell us whether these short term restructured loans are considered to be troubled debt restructurings;
•	As part of your response, please indicate whether you expect to collect the full contractual principal and interest on the original terms of these modified loans;
•	Discuss the success rates of these short-term restructuring agreements and provide a discussion of whether these short-term agreements often result in more permanent or longer-term modifications being made in the future for these loans;
•	Quantify the amounts of loans that have been modified using this type of workout strategy in each period presented. Clarify whether these short-term agreements are only made on mortgage loans or various types of loans; and
•	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

Response to Comment No. 2:

All but two of the loans in question are secured by multi-family rental apartment buildings with the other two properties being a luxury hotel and a gasoline/service station with an attached car wash. The primary cause of the borrower’s problems emanate from vacancy issues caused by the severely weakened economy. The only significant modification relating to the restructure agreements is a reduction in the contractual interest rate, which increases the buildings net cash flow thereby allowing the borrower to complete any needed apartment upgrades prior to re-renting the vacant units. The terms of the restructuring agreements vary from six months to three years. Thereafter, the interest rate on the restructuring agreements re-adjusts to a market rate based on the three- or five-year FHLBNY or FHLBB borrowing rate plus a Company standard 225 to 275 basis point margin.

All $13.4 million of the restructured loans are considered/classified troubled debt restructured loans. See nonperforming asset table on page 46 of the Form 10-K and the line item “Total troubled debt restructurings.”

Since the interest rates have been reduced for various lengths of time as a result of the restructuring, Northeast Community Bank (the “Bank”), the wholly owned bank subsidiary of the Company, does not expect to collect the full contractual interest based on the original terms. The Bank will, however, collect all principal due based on the contractual terms.

The Company does not record success rates for its restructuring agreements, however, as stated on page 45 of the Form 10-K, as of December 31, 2012, 10 of the 11 restructured loans were performing according to the terms of the restructuring agreement. The restructured loan that was not performing according to the restructured terms is a loan with an outstanding balance at December 31, 2012 of $755,000, net of a charge-off of $371,000, secured by a gasoline service station and car wash. The Company has commenced a foreclosure action on this property. In addition, the Company charged-off loans aggregating $6.3 million during the year ended December 31, 2012.

Mr. Marc Thomas

May 24, 2013

If and when the borrower successfully meets all of the restructuring agreement terms and conditions, the Bank may entertain a borrower’s request that the Bank consider a market rate adjustment based on the then current market rate and terms available. Such adjustment process and considerations are identical to those for contractually current borrowers. If the Bank agrees to a market rate interest adjustment, the loan would continue to be classified as a troubled debt restructure until such time as the loan is satisfied.

See response to Comment No. 3 for a response on number and type of modified loans during 2012 and 2011.

All mortgage loans classified as restructured are included in the ASC 310-10 impairment analysis.

Comment No. 3:

In addition, please provide us and revise in future filings to address the following as it relates to troubled debt restructurings:

•	Revise to provide the disclosures required by ASC 310-10-50-33 to 34 for each period presented;
•	Revise to include a rollforward of activity for troubled debt restructurings for each period presented; and
•	Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

Response to Comment No. 3:

The following table shows the breakdown of loans modified during the year ended December 31, 2012:

	Twelve Months Ended December 31,
	2012
		Recorded	Recorded
		Investment	Investment
	Number of	Prior to	After
(Dollars in thousands)	Modifications	Modification	Modification
Real estate loans:
Multi-family	3	$3,638	$3,326
Nonresidential	1	6,000	5,705
Total	4	$9,638	$9,031

The first multi-family mortgage loan had an original interest rate of 6.75% with an amortization of 30 years that was modified to interest only payments at a rate of 4% for five years and then amortizing for 30 years, with a balloon payment due after approximately ten years from the modification date.

Mr. Marc Thomas

May 24, 2013

The second multi-family mortgage loan had an original interest rate of 6.25% with an amortization of 30 years that was modified to interest only payments at a rate of 3% for the first year and 4% for the second year and then amortizing for 30 years, with a balloon payment due after five years from the modification date.

The third multi-family mortgage loan had an original interest rate of 5.625% with an amortization of 15 years that was modified to amortizing for 30 years at a rate of 4.625% with a balloon payment due after ten years from the modification date.

The nonresidential mortgage loan was originally a purchased construction loan participation with an original blended interest rate of 8.06% and interest only payments that was modified to an interest rate of 5% for two years with interest only payments and a balloon payment due after two years.

As of December 31, 2012, except for one nonresidential mortgage loan totaling $755,000 that defaulted on its modified terms in 2012 and now is in foreclosure, none of the other loans that were modified during the previous twelve months had defaulted in the preceding twelve month period ended December 31, 2012.

The following table shows the breakdown of loans modified during the year ended December 31, 2011:

Twelve Months Ended December 31,
2011
		Recorded	Recorded
		Investment	Investment
	Number of	Prior to	After
(Dollars in thousands)	Modifications	Modification	Modification
Residential real estate:
Multi-family	2	$2,279	$1,935

Both loans had an interest rate of 6.5% with an amortization of 25 years that was modified to a rate of 5% and an amortization of 30 years.

As of December 31, 2011, none of the loans that were modified during the previous twelve months had defaulted in the preceding twelve month period ended December 31, 2011.

Mr. Marc Thomas

May 24, 2013

The following table shows the activity of the Company’s loans classified as troubled debt restructured loans during the periods presented:

(in thousands)	Residential Real Estate	Nonresidential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Balance at December 31, 2010	$22,671	$8,222	$—	$—	$—	$30,893
Additions	2,425	508	—	—	—	2,933
Repayments	(6,027)	(45)	—	—	—	(6,072)
Loans that were removed from TDR status	(8,725)	(3,097)	—	—	—-	(11,822)
Charge-offs	(458)	—	—	—	—	(458)
Balance at December 31, 2011	$9,886	$5,588	$—	$—	$—	15,474
Related allowance	$221	$—	$—	$—	$—	$221

(in thousands)	Residential Real Estate	Nonresidential Real Estate	Construction	Commercial and Industrial	Consumer	Total
Balance at December 31, 2011	$9,886	$5,588	$—	$—	$—	$15,474
Additions	1,885	12,341	—	—	—	14,226
Repayments	(525)	(1,814)	—	—	—	(2,339)
Loans that were removed from TDR status	(1,781)	(2,018)	—	—	—	(3,799)
Charge-offs	(3,021)	(3,287)	—	—	—	(6,308)
Transferred to OREO	—	(3,821)	—	—	—	(3,821)
Balance at December 31, 2012	$6,444	$6,989	—	—	—	13,433
Related allowance	$—	$—	$—	$—	$—	$—

Loans were removed from TDR status when they performed in accordance with the modified terms for six months, and the modified terms were consistent with the terms the borrower could obtain by refinancing at another institution and were considered market rates and market terms.

The Company recently determined that its 2011 and 2012 ASC 310-10-50-33 and 34 disclosures were incomplete. For the twelve month period ending December 31, 2011, there was a loan modified with a balance of approximately $440,000 and included as a troubled debt restructuring in the above table that was not included in the ASC 310-10-50-33 disclosures included in our December 31, 2011 financial statements.

Additionally for the twelve month period ending December 31, 2012, there was a loan modified with a balance of approximately $4,552,000 and included as a troubled debt restructuring in the above table that was not included in the ASC 310-10-50-33 and 34 disclosures included in our December 31, 2012 financial statements as the Company foreclosed on the property during the year. The Company does not believe that the required changes to the disclosures would have a material effect on the Company’s financial statements.

Mr. Marc Thomas

May 24, 2013

Future filings will be revised to include such disclosures.

* * * * *

In connection with the above responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (202) 508-5881.

Very truly yours,

/s/ Sean P. Kehoe

Sean P. Kehoe

cc:	Chris Harley, Securities and Exchange Commission

Kenneth A. Martinek, Northeast Community Bancorp, Inc.

Salvatore Randazzo, Northeast Community Bancorp, Inc.

Christina M. Gattuso, Kilpatrick Townsend & Stockton LLP